Contact

www.linkedin.com/in/brettlinn
(LinkedIn)

Top Skills

Sales Management
Forecasting
Sales

Languages

English (Native or Bilingual)

Certifications

Building the Skillset of a Highly
Successful CFO
Creative Problem Solving

Brett Linn

Strategic Analytics, Leader of People, Product Development,
Business Strategy
Chicago, Illinois, United States

Summary

My career started in accounting and finance. Responsibilities
included accounting, FP&A, capital spend management, business
strategy, applying data analytics, and pricing strategy on both macro
and micro levels.

After my time in finance and accounting, I transitioned into a selling
role. As a sales professional, I have sold and managed distribution
networks, brokers, and direct sales in local, regional, and national
markets.

Coming full circle, I have come back to finance and business
strategy.

My career definitely mirrors my strengths based on my profile from
Tom Rath's "StrengthsFinder 2.0": Strategic | Competition | Ideation
| Learner | Activator

I love being active as I still play soccer, basketball, golf, and skiing
are my main hobbies. Competitive still to this day, but always with a
smile on my face. Life is short, enjoy it!

Experience

Pro Cloud SaaS
Chief Financial Officer
July 2022 - Present (8 months)

Bite
Sr. Account Manager
August 2020 - July 2022 (2 years)
Denver, Colorado, United States

Wisely Inc

National Accounts & Sales Lead
November 2018 - June 2019 (8 months)
Greater Denver Area

Wisely combines Ops, Marketing, and Reporting technology to deliver an enhanced experience for your guests, increased efficiency for your staff, and a single place to manage and grow your brand.

- Launched CRM (Salesforce) by creating system hierarchy and sales methodology for closing deals faster and more insightful reporting
- Implemented Conversational Intelligence Tool – Gong.io to assist and review sales calls
- Closed 2nd largest deal in company history in the first 90 days by providing solving, implementing a new up-to-date software
- Created the on-boarding process for new sales reps and reduced ramp time by 4 weeks
- Established and created the criteria for successful pilot programs thru consolidated goals based on key problems being solved in the sales process
- Built out marketing campaigns for the sales team that produced 43% open rates

Harri
National Account Executive and Team Lead
March 2018 - November 2018 (9 months)
Greater Denver Area

- Established 25 state territory thru prospecting and managing the Total Available Market vs. Serviceable Available Market vs.Serviceable Obtainable Market
- Setup structure and sales process in CRM
- Prospected and gained meetings with key targets – The Cheesecake Factory, Noodles & Co., and Boston Market resulting in 2 RFP's
- Only sales rep of 10 to work with marketing to create more efficient content and messaging

SynergySuite
Senior Sales Executive
November 2017 - March 2018 (5 months)
Denver,

SynergySuite helps restaurants and hospitality businesses by being only all-in-one back-office platform.

• Created and implemented a marketing campaign to increase the top of the sales funnel
• Setup structure and sales process in CRM by identifying key prospects

HotSchedules
3 years 11 months

Senior Sales Consultant & Team Lead
January 2016 - November 2017 (1 year 11 months)
Greater Denver Area

Report to the Senior Director of Client Support, Services, and Sales.

Sold cloud and print deliverables to the national and regional restaurant, retail, hospitality, and grocery segment. Product suite solved and improved operational standards, food safety, labor management, inventory controls, learning and development, and created financial awareness.

• Sales Lead and Subject Matter Expert for 8 reps
o   Worked cross-functionally with the Product Team to realign viability
o   Key leader in taking 1 product thru beta to successful launch by pitching, implementing, and running the pilot with 3 clients.
o   One of 4 sales reps chosen to work with a consulting firm on the creation of a new product
• 2016 MVP Award – outstanding performer; 1 of 5 award winners. Inclusive of the entire company not just the sales teams
• Top sales performer 2016 at 105% of quota & 2017 at 108% of quota thru consultative selling methodology to meet new and existing customer goals.

National Sales Executive
January 2014 - December 2015 (2 years)

I am responsible for driving our print and digital mediums to our client base that help drive consistency across all locations. We work with our clients on a consultative basis to customize a deliverable that can work across all phases of an organization: Corporate, Regional, and Local.

• 1 of 5 Sales contest winners out 100 sales reps in the first 90 days of employment
• 2015 President's Club Winner for achieving 121% of quota – 1 of 15 winners out of 121 employees

The Original Cakerie

Business Manager
October 2012 - August 2013 (11 months)
Denver, CO

Reported to the Associate Director of Sales of a high-quality dessert company to be on the vanguard of a young and upcoming brand into the U.S. foodservice market. Responsible for driving sales through 3 broker networks across 18 states and managed 46% of the overall business here in the U.S.; business was driven through Sysco, U.S. Foods, Shamrock, FSA, and small distribution networks across the territory.
• Rebuilt existing broker relationships along with cultivated new relationships by increasing face time, market visits, strategic goals, detailed training, and marketing opportunities; revenue was up 3% YOY through efforts and primed for continued expansion
• Executed key training with new broker networks to gain new sales strategies and adjust old out of date sales techniques and segment focuses
• Negotiated marketing programs with Sysco houses to enhance sales in an evolving distribution model; gained new slots as Sysco reduced overall SKU portfolio and increased training opportunities
• Negotiated corporate marketing programs with Shamrock and aligned key appointments with GPO's: Guckenheimer, Compass Group, and Thomas Cuisine Management

Aryzta LLC
5 years

Regional Sales Manager
January 2012 - October 2012 (10 months)

Aryzta – Otis Spunkmeyer, Great Kitchens, & La Brea Bakery Van Nuys; Reporting to Director of Retail Sales promoted to spearhead newly integrated brands and boost flat retail sales business of $14M. Accountable for driving sales through 4 brokers across Wisconsin, Tennessee, Texas, Missouri, and Kansas as well as key accounts such as Roundy's and Target.
Integrating new brands into market by creating new sales strategies for distributors and retail chains.
Craft and implement new sales strategies in order to grow and/or gain new business through a broker network
Spearheaded a broker network evaluation during integration in the Midwest; after evaluation made appropriate changes and was able to create a 6% savings in broker commissions
Cultivated relationships with Target on bakery and deli side to help understand the new brands available; during time grew artisan bread business 18%

through strategic item placement; secured seasonal bread opportunities and prepped a tortilla program for a launch in Target's Southwest United States markets

District Sales Manager
September 2010 - December 2011 (1 year 4 months)

Promoted from Senior Pricing Analyst to be on the forefront of turning around flat Midwest market; reported to Regional Sales Manager of Midwest, $3M annual sales volume. Responsible for driving incremental sales in 4 broker networks across Illinois, Wisconsin, Minnesota, Iowa, and the Dakota's as well Sysco, US Foods, and small distributor operating companies and key regional accounts.
Rebuilt broker relationships by increasing face time, market visits, strategic goals, detailed training, and marketing opportunities; revenue was up 8% YOY through efforts and primed for continued expansion
Successful launch of new innovative item with broker network and key regional chains; achieved 2nd most case sales in the country
Renegotiated marketing programs at local Sysco and US Foods houses to gain parity across all markets; excluded large key national account drivers in order to focus program spend on street sales and other avenues that grow the business. Secured an increase of incremental SKU's across all major markets and houses.
Initiated Compass Eurest trainings to further book of business across Midwest market for the Hospitality & Contract segment

Senior Pricing Analyst
January 2010 - August 2010 (8 months)

Reporting to Director of Commercial Sales and given full pricing responsibility, sales forecasting, profit management, and program creation with goals to increase profitability and assist in revenue generation. Accountable in assisting sales staff to grow revenue year on year through key strategic accounts such as Kroger, Supervalu, Target, Costco, and Harris Teeter amongst others and was key decision maker on profit decisions.
Demonstrated profit awareness by increasing profit 10% in multiple years through successful program management, budget planning, and pricing strategies.
Integral part in SAP implementation team creating more efficiencies that will lead to timely analytical decisions
Successful training and mentoring of junior analyst who replaced myself upon promotion

Created pricing strategies and assisted in sales analytics to grow Costco and Kroger sales 10% year on year

Created and ran food service segment report – report created allowed for viewing of business by segment allowing for more stringent marketing negotiations and business awareness

Operational awareness through sales forecasting for entire book of La Brea Bakery business. Reduced write-offs through accurate forecasting; saving the company $500K over 12 month period

Pricing Analyst
November 2007 - December 2009 (2 years 2 months)

Managed an account portfolio of the largest grocery retail organizations (Costco, Kroger Brands, Supervalu, Albertson's, & Target) and ensure each met the revenue and profit requirements. Worked hand-in-hand with the sales, marketing, and bakery production teams to meet budget and production goals. For the sales team, I provided pricing, marketing calendars, the program spends, and the ideal product mix. The marketing teams needed guidance on successful sales programs in relation to spending. Production teams needed to understand the impact of our pricing and product mixes in regards to inventory and the amount of bread to produce.

AIT Worldwide Logistics
2 years 11 months

Financial Analyst
February 2006 - November 2007 (1 year 10 months)
Itasca, IL

AIT Worldwide Logistics is a full-service transportation management provider. By coupling a flexible business model with robust technology that presents end-to-end shipment visibility, AIT delivers precisely tailored supply chain efficiencies for almost every industry imaginable.

Reporting to VP of Finance; responsible for financial month-end reporting, generating sales analytical reports, balancing GL's, maintaining bank statements, and other miscellaneous duties.

• Implemented, trained, and was the system administrator for over 50 employees on the Concur Expense Reporting system.
• Produced custom industry financial reporting for month-end reporting for the C-suite
• The youngest member of the AIT SSI (Station Support Initiative) Team.

• Responsible for creating strong relations between corporate and franchise locations to build synergy and financial improvements. The main areas of focus were income statement analysis, customer profitability, wasted spends, and system issues.

Accounts Payable Specialist

January 2005 - February 2006 (1 year 2 months)

Was charged with managing an accounts payable portfolio of over 150 accounts and ensuring timely payments. Creating relations with the customer and 3rd party logistics company was key for the reconciliation of charges vs. services provided.

Education

Millikin University

Bachelors of Science, Business Finance · (2000 - 2004)

Bradley Bourbonnais Community High School

· (1996 - 2000)